                                                                HEI Exhibit 12.1
                                                                ----------------

Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


                                                         Three months ended                        Three months ended
                                                              March 31,                                March 31,
                                                    ----------------------------             -----------------------------
(dollars in thousands)                              1998 (1)            1998 (2)             1997 (1)             1997 (2)
--------------------------------------------------------------------------------------------------------------------------

FIXED CHARGES
Total interest charges
   The Company (3)...........................       $ 35,223            $ 71,327             $ 34,199             $ 54,302
   Proportionate share of fifty-percent-
    owned person.............................            115                 115                  163                  163
Interest component of rentals................            832                 832                  759                  759
Pretax preferred stock dividend requirements
 of subsidiaries.............................          2,489               2,489                2,645                2,645
Preferred securities distributions of
   trust subsidiaries........................          3,096               3,096                1,335                1,335
                                                    --------            --------             --------             --------

TOTAL FIXED CHARGES..........................       $ 41,755            $ 77,859             $ 39,101             $ 59,204
                                                    ========            ========             ========             ========

EARNINGS
Pretax income................................       $ 37,665            $ 37,665             $ 34,181             $ 34,181
Fixed charges, as shown......................         41,755              77,859               39,101               59,204
Interest capitalized
   The Company...............................         (1,661)             (1,661)              (1,544)              (1,544)
   Proportionate share of fifty-percent
    owned persons............................            (16)                (16)                (156)                (156)
                                                    --------            --------             --------             --------

EARNINGS AVAILABLE FOR FIXED CHARGES.........       $ 77,743            $113,847             $ 71,582             $ 91,685
                                                    ========            ========             ========             ========

RATIO OF EARNINGS TO FIXED CHARGES...........           1.86                1.46                 1.83                 1.55
                                                    ========            ========             ========             ========
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(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(4) Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI's consolidated statements of income.